     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 1998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ----------------
                                AMENDMENT NO. 3
                                       to
                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            CORPORATE EXPRESS, INC.
                                (Name of Issuer)

                            CORPORATE EXPRESS, INC.
                      (Name of Person(s) Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  219888-10-4
                     (CUSIP Number of Class of Securities)

                            RICHARD L. MILLETT, JR.
                       VICE PRESIDENT AND GENERAL COUNSEL
                            CORPORATE EXPRESS, INC.
                              1 ENVIRONMENTAL WAY
                           BROOMFIELD, COLORADO 80021
                                 (303) 664-2000
            (Name, Address and Telephone Number of Person Authorized
    to Receive Notices and Communications on Behalf of the Person(s) Filing
                                   Statement)

                                   Copies To:

                             JUSTIN P. KLEIN, ESQ.
                            GERALD J. GUARCINI, ESQ.
                     BALLARD SPAHR ANDREWS & INGERSOLL, LLP
                         1735 MARKET STREET, 51ST FLOOR
                        PHILADELPHIA, PENNSYLVANIA 19103

                                February 6, 1998
                      (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE

=======================================================================================================
                 TRANSACTION                                          AMOUNT OF
                  VALUATION*                                          FILING FEE
-------------------------------------------------------------------------------------------------------
                 $402,500,000                                          $80,500
=======================================================================================================

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 35,000,000 shares of Common Stock at the maximum tender offer price per share of $11.50.


[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:     $80,500          Filing Party:   Corporate Express, Inc.
Form or Registration No.:   Schedule 13E-4   Date Filed:     February 6, 1998

================================================================================

     The Issuer Tender Offer Statement on Schedule 13E-4 dated February 6, 1998, as amended by Amendment No. 1 to Schedule 13E-4 dated March 2, 1998 and by Amendment No. 2 to Schedule 13E-4 dated April 3, 1998, relating to the offer by Corporate Express, Inc. (the "Company") to purchase up to 35,000,000 shares (or the maximum of any lesser number of shares as are validly tendered and not withdrawn) of its Common Stock, par value $.0002 per share (such shares, together with the associated purchase rights, the "Shares"), at prices not greater than $11.50 nor less than $10.00 net per Share in cash upon the terms and subject to the conditions set forth in the Company's Offer to Purchase dated February 6, 1998 and in the related Letter of Transmittal (together, the "Offer"), is hereby amended as follows:

ITEM 7. FINANCIAL INFORMATION.

     (a) The information set forth on pages 2 through 11 of the Company's amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended November 29, 1997, filed as Exhibit (g)(3) hereto, is incorporated herein by reference.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (g) (3) Pages 2 through 11 of the Company's amended Quarterly Report on Form 10-Q/A for the fiscal quarter ended November 29, 1997.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 13E-4 is true, complete and correct.

                                           CORPORATE EXPRESS, INC.

                                           By: /s/ SAM R. LENO
                                              -------------------------------
                                           Name: Sam R. Leno
                                           Title: Executive Vice President and
                                                  Chief Financial Officer
Dated: April 6, 1998

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                           DESCRIPTION
  -------                         -----------
  (g)(3)      Pages 2 through 11 of the Company's amended Quarterly Report on
              Form 10-Q/A for the fiscal quarter ended November 29, 1997.